UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                     Industrial Enterprises of America, Inc.
                     ---------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    456132208
                                    ---------
                                 (CUSIP Number)

                                  July 27, 2006
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------                    ------------------------
CUSIP No.  456132208                      13G           Page  2 of  8 Pages
------------------------------------                    ------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             500,000
     OWNED BY
       EACH             ------ -------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            500,000
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           500,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.9%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

------------------------------------                    ------------------------
CUSIP No.  456132208                      13G           Page  3 of  8 Pages
------------------------------------                    ------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Daniel S. Loeb
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             500,000
     OWNED BY
       EACH             ------ -------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            500,000
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           500,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.9%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

------------------------------------                    ------------------------
CUSIP No.  456132208                      13G           Page  4 of  8 Pages
------------------------------------                    ------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point Offshore Fund, Ltd.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             316,750
     OWNED BY
       EACH             ------ -------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            316,750
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           316,750
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.6%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13G (this "Amendment No. 1") is being filed with respect to the Common Stock of Industrial Enterprises of America, Inc., a Nevada corporation (the "Company") to amend the Schedule 13G filed on June 12, 2006 (the "Schedule 13G"). Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13G.

Item 2(a):  Name of Person Filing:
---------   ---------------------

     Item 2(a) of the Schedule 13G is hereby amended by adding the following after clause (ii) thereof:

     (iii) Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund") which invests and trades in securities, with respect to shares of Common Stock directly beneficially owned by it.

     Item 2(a) of the Schedule 13G is also hereby amended by deleting the entirety of the last paragraph thereof and replacing it with the following:

     The Management Company, Mr. Loeb and the Offshore Fund are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):  Address of Principal Business Office or, if None, Residence:
---------   -----------------------------------------------------------

     Item 2(b) of the Schedule 13G is hereby amended by adding the following after the last sentence thereof:

The address of the principal business office of the Offshore Fund is c/o Walkers SPV Limited, Walker House, Mary Street, P.O. Box 908GT, George Town, Grand Cayman, Cayman Islands, British West Indies.

Item 2(c):  Citizenship:
---------  ------------

     Item 2(c) of the Schedule 13G is hereby amended by adding the following after the last sentence thereof:

     The Offshore Fund is organized as a limited liability exempted company under the laws of the Cayman Islands.

Item 4:     Ownership:
------      ---------

     Item 4 of the Schedule 13G is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     The beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Amendment No. 1 is as follows:

A.   Third Point LLC
     ---------------
     (a) Amount beneficially owned: 500,000
     (b) Percent of class: 8.9%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 5,622,700 shares of Common Stock issued and outstanding as of May 18, 2006, as reflected in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.
     (c) Number of shares as to which such person has:
         (i)   Sole power to vote or direct the vote: -0-
         (ii)  Shared power to vote or direct the vote: 500,000
         (iii) Sole power to dispose or direct the disposition: -0-
         (iv)  Shared power to dispose or direct the disposition: 500,000

B.   Daniel S. Loeb
     --------------
     (a) Amount beneficially owned: 500,000
     (b) Percent of class: 8.9%.
     (c) Number of shares as to which such person has:
         (i)   Sole power to vote or direct the vote: -0-
         (ii)  Shared power to vote or direct the vote: 500,000
         (iii) Sole power to dispose or direct the disposition: -0-
         (iv)  Shared power to dispose or direct the disposition: 500,000

C.   Third Point Offshore Fund, Ltd.
     -------------------------------
     (a) Amount beneficially owned: 316,750
     (b) Percent of class: 5.6%.
     (c) Number of shares as to which such person has:
         (i)   Sole power to vote or direct the vote: -0-
         (ii)  Shared power to vote or direct the vote: 316,750
         (iii) Sole power to dispose or direct the disposition: -0-
         (iv)  Shared power to dispose or direct the disposition: 316,750

     Other than the Offshore Fund, none of the Funds owns a number of shares of Common Stock equal to or greater than 5% of such total Common Stock outstanding.

Item 10:    Certification:
-------     --------------

Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 7, 2006



                                  THIRD POINT LLC


                                  By: /s/ Daniel S. Loeb
                                      ------------------------------------------
                                      Name:  Daniel S. Loeb
                                      Title: Chief Executive Officer


                                  THIRD POINT OFSHORE FUND, LTD.


                                  By: /s/ Daniel S. Loeb
                                      ------------------------------------------
                                      Name:  Daniel S. Loeb
                                      Title: Director


                                  /s/ Daniel S. Loeb
                                  ----------------------------------------------
                                  Daniel S. Loeb





               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13G
            WITH RESPECT TO INDUSTRIAL ENTERPRISES OF AMERICA, INC.]

                                  EXHIBIT INDEX
                                  -------------


Exhibit 99.1: Joint Filing Agreement, dated August 7, 2006, by and between Third Point LLC, Third Point Offshore Fund, Ltd. and
               Daniel S. Loeb.